

SECU 03054415 ..MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52943

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2002 (MM/DD/YY) AND ENDING 12-31-2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DIESEL ENERGY INTERNATIONAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4144 N. CENTRAL EXPWY., STE. 400,
(No. and Street)

DALLAS, TX 75204
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
CHRISTOPHER L. GRIZZAFI 214-824-5774
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BUDDY RADEN (PHILLIP VOGEL AND CO. PC)
(Name – *if individual, state last, first, middle name*)

10440 N. CENTRAL EXPWY., STE. 1200, DALLAS, TX 75213-2232
(Address) (City) (State) (Zip Code)



SEC MAIL RECEIVED
PROCESSING
APR 16 2003
WASH. D.C.
180
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHRISTOPHER L. GRIZZAFI, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DIESEL ENERGY INTERNATIONAL, LLC, as of APRIL 14, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DEBRA BAIRNSFATHER
MY COMMISSION EXPIRES
DECEMBER 12, 2006

Signature

PRINCIPAL
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PHILIP VOGEL & CO. PC
CERTIFIED PUBLIC ACCOUNTANTS

DIESEL ENERGY INTERNATIONAL, L.L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2002



PHILIP VOGEL & CO. PC
CERTIFIED PUBLIC ACCOUNTANTS

DIESEL ENERGY INTERNATIONAL, L.L.C.

FINANCIAL STATEMENTS

DECEMBER 31, 2002

CONTENTS



PHILIP VOGEL & CO. PC
CERTIFIED PUBLIC ACCOUNTANTS

10440 N. CENTRAL EXPRESSWAY
SUITE 1200
DALLAS, TEXAS 75231-2232
214/346-5800 Fax: 214/346-5899
E-mail: firm@philipvogel.com

INDEPENDENT AUDITORS' REPORT

To the Member
Diesel Energy International, L.L.C.

We have audited the accompanying statement of financial condition of Diesel Energy International, L.L.C. as of December 31, 2002, and the related statements of loss, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Diesel Energy International, L.L.C. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PHILIP VOGEL & CO. PC

Philip Vogel & Co. PC

Certified Public Accountants

Dallas, Texas

February 21, 2003

Members: American Institute of Certified Public Accountants • Texas Society of Certified Public Accountants
CPA Associates International, Inc. with Associated Offices in Principal U.S. and International Cities

DIESEL ENERGY INTERNATIONAL, L.L.C.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

Assets

Cash and cash equivalents	$	19,235
Prepaid expenses - Central Registration Depository		2,988
Receivables from broker-dealers, net of allowance for doubtful accounts of $19,350		31,153
Commission income receivable		10,866
Other receivable		356
	$	64,598

Liabilities and member's equity

Liabilities:		
Payables to broker-dealers	$	3,904
Accounts payable		116
Total liabilities	$	4,020
Member's equity		60,578
	$	64,598

The accompanying notes are an integral part of this statement.

DIESEL ENERGY INTERNATIONAL, L.L.C.

STATEMENT OF LOSS
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues:	
Commissions	$ 324,322
Expenses:	
Employee compensation and benefits	$ 574,261
Exchange and registration fees	34,648
Bank service charges	127
Total expenses	$ 609,036
Net loss	$ (284,714)

The accompanying notes are an integral part of this statement.

DIESEL ENERGY INTERNATIONAL, L.L.C.

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

Balances - January 1, 2002	$	14,475
Capital contributions		330,817
Net loss for the year		(284,714)
Balances - December 31, 2002	$	60,578

The accompanying notes are an integral part of this statement.

DIESEL ENERGY INTERNATIONAL, L.L.C.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED DECEMBER 31, 2002

Subordinated borrowings at January 1, 2002	$ 0
Increase during the year	0
Decrease during the year	0
Subordinated borrowings at December 31, 2002	$ 0

The accompanying notes are an integral part of this statement.

DIESEL ENERGY INTERNATIONAL, L.L.C.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities:		
Net loss		$ (284,714)
Adjustments to reconcile net loss to net cash used by operating activities:		
Provision for losses on receivables from broker-dealers	$ 19,350	
Changes in operating assets:		
Decrease in prepaid expenses	3,061	
Increase in receivables from broker-dealers	(50,503)	
Increase in commission income receivable	(10,866)	
Increase in other receivable	(356)	
Changes in operating liabilities:		
Increase in payables to broker-dealers	3,904	
Increase in accounts payable	116	
Total adjustments		(35,294)
Net cash used by operating activities		$ (320,008)
Cash flows from financing activities:		
Capital contributed	$ 330,817	
Net cash provided by financing activities		330,817
Net increase in cash and cash equivalents		$ 10,809
Cash and cash equivalents:		
Beginning of year		8,426
End of year		$ 19,235

The accompanying notes are an integral part of this statement.

DIESEL ENERGY INTERNATIONAL, L.L.C.

NOTES TO FINANCIAL STATEMENTS

Note A - Organization and nature of business:

Diesel Energy International, L.L.C. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is engaged by Pioneer Energy Resources, L.L.C. (Pioneer Energy) as a placement agent to offer and sell units of working interests in oil and gas drilling projects. As compensation for the Company's services, Pioneer Energy pays the Company a percentage commission for each unit sold. The Company is a Texas limited liability company and maintains its principal office in Dallas, Texas. The single member owner is PER Holdings Corporation (PER), a Texas corporation.

Note B – Summary of significant accounting policies:

Securities transactions

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Receivables from broker-dealers

Receivables from broker-dealers are recorded net of an allowance for expected losses. The allowance is estimated from historical performance and projection of trends.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Note C - Net capital requirements:

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1. At December 31, 2002, the Company had net capital of $19,119 which was $14,119 in excess of its required net capital of $5,000. At December 31, 2002, the Company's ratio of aggregate indebtedness to net capital was .01 to 1.

Note D - Reserve requirement:

The Company does not engage in any transactions which would require the maintenance of a reserve account under SEC rule 15c3-3.

DIESEL ENERGY INTERNATIONAL, L.L.C.

NOTES TO FINANCIAL STATEMENTS

Note E - Income taxes:

The Company is not a tax paying entity for federal income tax purposes, and thus no income tax expense has been recorded in the statements. Income of the Company is taxed to the member in the member's return.

The Company has adopted the provisions of Statement of Financial Accounting Standards No. 109 and uses the liability method of accounting for state income taxes. Under this liability method, a provision for state income taxes is recorded to the extent that the amount of state tax payable on the Company's income exceeds the state franchise tax payable based on the Company's capital.

The amount of income-based state taxes payable in future years on the net temporary differences between the financial reporting and the tax reporting basis of the Company's assets and liabilities does not exceed the capital-based state franchise taxes payable in future years. Therefore, no deferred state tax liabilities or assets have been recognized in the accompanying financial statements.

Note F - Management contract:

The Company entered into a service/management agreement with PER Holdings Corp. (PER). PER provides basic services to the Company and pays all of the Company's overhead expenses, as defined. According to the agreement, PER may invoice the Company for such overhead expenses. PER agrees to waive payment on that portion of the overhead expenses which would result in the Company's net capital, as defined, to be reduced to an amount less than the minimum net capital required for the Company, as set forth in SEC Rule 15c3-1.

Note G - Related party transactions:

Commission income of $324,322 was earned from Pioneer Energy. The Company and Pioneer Energy are owned by PER Holdings Corporation. Commission income receivable of $10,866 at December 31, 2002 is receivable from Pioneer Energy.

SUPPLEMENTAL INFORMATION

SCHEDULE I

DIESEL ENERGY INTERNATIONAL, L.L.C.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2002

Net capital:		
Total member's equity		$ 60,578
Deduct member's equity not allowable		0
Total member's equity qualified for net capital		$ 60,578
Add:		
Subordinated liabilities allowable		0
Total capital and allowable subordinated liabilities		$ 60,578
Deductions and/or charges:		
Nonallowable assets:		
Receivables from broker-dealers, net of allowance	$ 31,153	
Commission income receivable in excess of payables to broker-dealers	6,962	
Other	3,344	
Total nonallowable assets		41,459
Net capital before haircuts on securities positions		$ 19,119
Haircuts on securities		0
Net capital		$ 19,119

Aggregate indebtedness:	
Items included in statement of financial condition:	
Other accounts payable	$ 116
Total aggregate indebtedness	$ 116
Computation of basic net capital requirement:	
Minimum net capital required	$ 8
Minimum dollar net capital requirement	$ 5,000
Net capital requirement	$ 5,000
Excess net capital	$ 14,119
Excess net capital at 1500%	$ 19,111
Excess net capital at 1000%	$ 19,107
Ratio: Aggregate indebtedness to net capital	.01 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2002):	
Net capital as reported in Company's Part II (unaudited) Focus Report	$ 18,110
Audit adjustments	1,009
Net capital per above	$ 19,119

SCHEDULE II

DIESEL ENERGY INTERNATIONAL, L.L.C.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2002

Diesel Energy International, L.L.C. does not engage in any transactions which require the maintenance of a reserve account under Rule 15c3-3.

SCHEDULE III

DIESEL ENERGY INTERNATIONAL, L.L.C.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2002

Diesel Energy International, L.L.C. operates as exclusive placement agent to Pioneer Energy Resources, L.L.C. and does not have possession or control of customer accounts.